Customer Loyalty Credit Endorsement

In this endorsement “we,” “our” and “us” mean Equitable Financial Life Insurance Company. “You” and “your” mean the owner of the policy.

This endorsement is made part of the policy as of the policy Register Date and applies in lieu of any policy provisions to the contrary. It should be attached and kept with the policy.

The following paragraphs are added to the “Policy Information” section of your policy:

Beginning in policy year 1[15], we will credit an additional amount, called a Customer Loyalty Credit, to your Policy Account at the beginning of each policy month. This additional amount will be determined as follows:

(1) If, at the time that your Policy Account would be credited, the interest rate we are crediting to the unloaned amount you have in our Guaranteed Interest Account (GIA) is equal to the Guaranteed Minimum Interest Rate as shown in the “Policy Information” section of your policy, the additional amount credited for that month will be determined as a percentage of the unloaned portion of your Policy Account less the unloaned amount you have in our GIA; or

(2) If, at the time that your Policy Account would be credited, the interest rate we are crediting to the unloaned amount you have in our GIA is greater than the Guaranteed Minimum Interest Rate as shown in the “Policy Information” section of your policy, the additional amount credited for that month will be determined as a percentage of the unloaned portion of your Policy Account.

The additional amount will be determined at a monthly percentage rate of 2[.04167%] in policy years 1[15] and later. The additional amount credited at the beginning of each policy month will be netted against the monthly deduction from your Policy Account and the net amount of the monthly deduction will be allocated to your Policy Account as specified in the “Allocations to Your Investment Options” provision of your policy.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY

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	Mark Pearson, Chairman of the Board and Chief Exective Officer	Jose R. Gonzalez, Chief Legal Officer and Secretary]

ICC24-S.24-CLC